Part II, Item 7(b):

By virtue of their use of LX, Barclays considers all Subscribers to have consented to the disclosure of its confidential trading information as described in Part II, Items 6(a) and 7(a) above and in the following ways. Clients have the ability to opt out of certain of the disclosures described below. MARKETING. Barclays publishes aggregated and anonymized monthly statistics related to LX on its website. Barclays also may include in its marketing materials or its client presentations aggregated and anonymized analysis related to various order and execution metrics derived from orders and executions in LX. Subscribers do not have the ability to opt out of their information being included in the monthly statistics related to LX on Barclays' website or from having their information included in client presentations or marketing material as part of aggregated and anonymized metrics related to orders and executions in LX. ~~Subscribers can, however, opt out of their information being provided in client presentations and analysis for other clients by contacting their Equities Sales Representative, or by emailing LXService@barclays.com to request such an update~~. ADVERTISEMENTS. Barclays publishes aggregated executed trading volume on a per symbol basis, including executions which took place in LX. This advertising is done on a delay after the transaction has been printed to the consolidated tape report, with no side information displayed. Subscribers can opt out of their execution details being included in such advertisements. ALGORITHM, ORDER ROUTER AND HIGH TOUCH TRADING INFORMATION. Barclays personnel may have access to, and use information, including but not limited to client orders (i.e., orders executed in full or part, called or expired), trade and other data and analytics (collectively, "Data") that is generated through the utilization of Barclays algorithms, order router or by accessing the services offered by Barclays high touch trading and sales personnel. Barclays may use Data for market color reports, analytical tools, trade idea generators, risk management strategies, liquidity provisions and other Barclays products and services. The nature of any Data provided to one client may differ from that provided to others in terms of quantity, scope, methodology or otherwise and may be changed from time to time without notice. Barclays limits access to counterparty specific Data that is not anonymous to those personnel who have a need to know such information to perform their duties and to carry out the purpose for which the information is provided to them. ~~Clients can opt out of having their information included in certain types of analysis by contacting their Equities Sales Representatives.~~ PRIVATE COUNTERPARTY INTERACTIONS. As described below in Part III, Item 14(a), Subscribers may enter into arrangements whereby they interact only with Subscriber-selected counterparties. As a result of these arrangements, the Subscribers in such an arrangement may be able to ascertain confidential trading information about one another based upon their activities within LX. Barclays views the entry into such an arrangement as consent by the Subscriber to the disclosure of its confidential trading information to the other parties during the existence of the arrangement.